Exhibit 99.1

Freightos Acquires Shipsta, Expanding Comprehensive Digital Freight Procurement Solution

Strategic acquisition broadens Freightos’ digital freight-booking vision by pairing Freightos’ spot offering with Shipsta’s best-of-breed tender management platform. Deal accelerates revenue growth and reaching breakeven with cash on hand.

August 19, 2024 - Barcelona /PRNewswire/ -- Freightos (NASDAQ: CRGO) today announced the acquisition of Shipsta, a leading freight-tender procurement platform used by dozens of Global 1000 enterprises to procure freight at scale from leading freight forwarders and carriers. This transaction expands Freightos’ existing industry-leading spot pricing, quoting, and booking capabilities by adding tender procurement, thereby advancing Freightos’ vision of comprehensive freight digitization and meaningfully increasing its total addressable market, both in ocean and contract procurement. This acquisition accelerates Freightos’ growth, supports its financial goals of achieving positive Adjusted EBITDA by the end of 2026 with available funds, while strengthening its market position as a technology leader in the global freight industry.

Supply chain efficiency and agility have become critical in the aftermath of the COVID-19 pandemic and the ongoing Red Sea crisis. The combined Freightos-Shipsta offering will provide the most comprehensive modern platform for selling and procuring freight services, connecting carriers, freight forwarders, and importers/exporters on one unified digital booking platform.

Shipsta, headquartered in Luxembourg, supports the freight procurement of global companies by streamlining the tender management and procurement processes across air, ocean, road, and rail, enabling companies to easily solicit tenders from their freight forwarders and carriers. Shipsta technology serves dozens of multinational organizations across industries like retail, industrial, pharma, automotive and others, and counts market-leading customers in all of them, including Puma, Thyssenkrupp and Rockwool.

“The acquisition of Shipsta is a strategic milestone for Freightos, enabling us to advance our vision of digitizing the freight industry end-to-end,” said Zvi Schreiber, CEO of Freightos. “Shipsta's platform, outstanding customer roster, and experienced team will add significant value to our offering by introducing tender management and contract procurement - a segment representing an estimated 50-70% of the total air and ocean freight market. The acquisition addresses the needs of our importers, exporters, forwarders and carriers that seek comprehensive solutions beyond spot freight bookings and sales and we think customers will love the joint offering. We’re also excited to welcome Shipsta’s outstanding talent into the Freightos team.”

This acquisition joins Shipsta’s product capabilities, customer base and team with the Freightos ecosystem, enhancing the overall Freightos offering and driving revenue growth with immediate cross-sell opportunities.

Shipsta’s team, led by Christian Wilhelm and Stefan Maratzki, will continue to lead Shipsta’s product development, innovation, customer success, and go-to-market strategy. As part of the acquisition, Shipsta’s current team will join Freightos, and parts of Shipsta’s roadmap will be accelerated to further enhance tender management, provide improved operational integrations and expand on market intelligence capabilities.

“Joining forces with Freightos marks a thrilling new chapter for Shipsta,” said Shipsta MD and founder Christian Wilhelm. “Shipsta and Freightos share a mission to bring global freight online. Now, our customers will continue to benefit from the outstanding Shipsta product and team, with service and efficiency further enhanced, while driving new efficiencies to the thousands of forwarders that leverage Freightos and WebCargo by Freightos. Together, we expect to accelerate market penetration, drive innovation, and set new industry standards in freight.”

The acquisition will be financed through a combination of cash and equity. The consideration includes a cash payment of approximately €4.5m from existing reserves and the issuance of approximately 640 thousand Freightos shares to a key Shipsta shareholder, subject to adjustment for working capital, and customary holdbacks. This investment reinforces the Company’s confidence in having adequate cash on hand to achieve positive cash flow. Shipsta is expected to contribute approximately $800 thousand to Freightos’ revenue during the last four months of 2024, with a moderate negative impact on Adjusted EBITDA. Revenue contribution in 2025 is expected to be between $4-5 million.

“We are pleased to meaningfully enhance our offering on favorable deal terms”, said Ran Shalev, Freightos CFO. “This acquisition provides us with immediate cross-selling opportunities for incremental growth while further aiding our path to positive Adjusted EBITDA by the end of 2026 without requiring additional capital. This acquisition strengthens our market position and positions us well for future growth and success.”

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including Freightos’ ability to successfully integrate the Shipsta business without disruption to its business; the ongoing military conflict in the Middle East; Freightos’ ability to effectively execute its previously announced operational efficiency and cost reduction plan without undue disruption to its business; competition and the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; and those additional factors discussed under the heading “Risk Factors” in Freightos’ annual report on Form 20-F filed with the SEC on March 21, 2024, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Shipsta

Shipsta has revolutionized freight procurement with its cutting-edge software solutions, seamlessly connecting shippers and carriers. Founded by logistics veterans Christian Wilhelm together with Stefan Maratzki in 2015, Shipsta has grown into a key player in the logistics technology space. Its leadership team, with deep roots in logistics, drives the company towards innovative solutions that improve efficiency and sustainability in the industry. The team has offices in Luxembourg and works with dozens of leading global supply chain organizations across a range of industries.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade faster, more efficient and more resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for global businesses of all shapes and sizes. Products include the Freightos Marketplace, WebCargo, WebCargo for Airlines, Shipsta by Freightos, 7LFreight by WebCargo, and Clearit.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping.

More information is available at freightos.com/investors.

Media

Tali Aronsky

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Investors

Anat Earon-Heilborn

ir@freightos.com